July 27, 2022

VIA EDGAR

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: New York Mortgage Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2021
Filed February 25, 2022
File No. 001-322116

Dear Mr. McPhun and Ms. Monick:

New York Mortgage Trust, Inc., a Maryland corporation (the “Company”), is submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 14, 2022.

For convenience of reference, each comment contained in your July 14, 2022 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Portfolio Net Interest Margin, page 64

1.We note your presentation of portfolio net interest margin. Please address the following:
•Please tell us if you determined this measure is a non-GAAP measure, and tell us how you made that determination.
•To the extent you determined this measure is a non-GAAP measure, please tell us how your disclosure complies with Item 10(e) of Regulation S-K.
•Please tell us how you determined it is appropriate to exclude the weighted average cost of subordinated debentures, convertible notes, and senior unsecured notes from this measure.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
July 27, 2022
This comment also applies to your disclosure of portfolio net interest income and portfolio net interest margin in your earnings release.

RESPONSE:

The Company respectfully advises the Staff that it does not consider its presentation of portfolio net interest margin to be a non-GAAP financial measure pursuant to Item 10(e) of Regulation S-K. The Company calculates portfolio net interest margin as the difference between the Company’s “average yield on interest earning assets” and its “average portfolio financing cost,” excluding the weighted average cost of subordinated debentures, convertible notes, senior unsecured notes and mortgages payable on real estate. Average yield on interest earning assets is calculated by dividing the Company’s interest income relating to its interest earning assets by its average interest earning assets for the respective period, with the calculation of average interest earning assets based on the daily average amortized cost of the Company’s interest earning assets for the respective period. The Company calculates average portfolio financing cost by dividing the interest expense relating to the Company’s interest earning assets by the average outstanding balance of interest bearing liabilities, excluding subordinated debentures, convertible notes, senior unsecured notes and mortgages payable on real estate, for the respective period. The Company discloses average yield on interest earning assets, average portfolio financing cost and portfolio net interest margin because it believes they are operating measures that are useful to investors and management in assessing the yield of the Company’s portfolio of interest earning investments, in total and by investment category, relative to the cost of financing attributable to the financing instruments that directly and exclusively finance the Company’s interest earning assets over the course of a relevant period. Because the denominator in the calculation of average yield on interest earning assets is based on the average daily amortized cost of the Company’s interest earning assets and the denominator in the calculation of average portfolio financing cost is based on the average daily outstanding balance of the Company’s interest bearing liabilities, the Company does not believe there are comparable GAAP counterparts to these measures or to portfolio net interest margin in its financial statements and that, as such, it considers these measures to be operating measures consistent with the provisions described in Item 10(e)(4) of Regulation S-K.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
July 27, 2022
As noted above, the Company discloses average yield on interest earning assets, average portfolio financing cost and portfolio net interest margin because it believes they are operating measures that are useful to investors and management in assessing the yield of the Company’s portfolio of interest earning investments, in total and by investment category, relative to the cost of financing attributable to the financing instruments that directly and exclusively finance the Company’s interest earning assets over the course of a relevant period. In calculating average portfolio financing cost, the Company advises the Staff that it excludes subordinated debentures, convertible notes, senior unsecured notes and mortgages payable on real estate, as they do not directly and exclusively finance, and are not secured by, our interest earning investments. For example, the Company’s senior unsecured notes currently finance joint venture equity investments in multi-family properties, which are not considered interest earning assets and do not produce interest income. Moreover, the Company records interest expense associated with mortgages payable on real estate that is consolidated in the Company’s financial statements, but the multi-family properties that secure the mortgages do not generate interest income. By excluding the Company’s unsecured long-term debt and mortgages payable on real estate from its calculation of average portfolio financing cost, which otherwise may obscure underlying trends in our portfolio of interest earning assets, the Company believes its calculation of portfolio net interest margin provides investors and management with additional detail and enhances their understanding of our interest earning asset yields, in total and by investment category, relative to the cost of financing attributable to the financing instruments that directly and exclusively finance those assets, as well as underlying trends within our portfolio of interest earning assets.

In response to the Staff’s comment regarding the Company’s presentation of portfolio net interest income, upon further consideration, the Company has determined that portfolio net interest income meets the definition of a non-GAAP measure in light of the adjustments made to GAAP net interest income. In addition, the Company has determined to treat GAAP interest expense, excluding interest expense from subordinated debentures, convertible notes, senior unsecured notes and mortgages payable on real estate, which it will refer to as “portfolio interest expense,” as a non-GAAP measure in light of the adjustments made to GAAP interest expense. As a result, beginning with the Company’s earnings release and Form 10-Q for the quarterly period ended June 30, 2022, the Company will provide the disclosures required by Item 10(e) of Regulation S-K for each of portfolio net interest income and portfolio interest expense. An illustrative example of the proposed disclosure is set forth below utilizing information for the three months ended March 31, 2022 and 2021.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
July 27, 2022
“Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, this Quarterly Report on Form 10-Q includes certain non-GAAP financial measures, including undepreciated earnings, undepreciated book value per common share, portfolio net interest income and portfolio interest expense. Our management team believes that these non-GAAP financial measures, when considered with our GAAP financial statements, provide supplemental information useful for investors as it enables them to evaluate our current performance and trends using the same metrics that management uses to operate our business. Our presentation of non-GAAP financial measures may not be comparable to similarly-titled measures of other companies, who may use different calculations. Because these measures are not calculated in accordance with GAAP, they should not be considered a substitute for, or superior to, the financial measures calculated in accordance with GAAP. Our GAAP financial results and the reconciliations of the non-GAAP financial measures included in this Quarterly Report on Form 10-Q to the most directly comparable financial measures prepared in accordance with GAAP should be carefully evaluated.

Portfolio Net Interest Income and Portfolio Interest Expense

Portfolio net interest income is a supplemental non-GAAP financial measure defined as GAAP net interest income excluding interest expense from subordinated debentures, convertible notes, senior unsecured notes and mortgages payable on real estate. We refer to GAAP interest expense, excluding interest expense from subordinated debentures, convertible notes, senior unsecured notes and mortgages payable on real estate, as portfolio interest expense (a supplemental non-GAAP measure). By excluding our unsecured long-term debt and mortgages payable on real estate from GAAP interest expense in our calculation of portfolio net interest income, which otherwise may obscure underlying trends in our portfolio of interest earning assets, we believe our calculation of portfolio net interest income and portfolio interest expense provides investors and management with additional detail and enhances their understanding of the performance of our interest earning assets, the cost of financing attributable to the financing instruments that directly and exclusively finance the Company’s interest earning assets and underlying trends within our portfolio of interest earning assets.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
July 27, 2022
A reconciliation of GAAP interest expense to portfolio interest expense and GAAP total net interest income to portfolio net interest income for the three months ended March 31, 2022 and 2021, respectively, is presented below (dollar amounts in thousands):

	For the Three Months Ended March 31,
	2022	2021
GAAP interest income	$58,501	$50,039
GAAP interest expense	28,622	19,699
GAAP total net interest income	$29,879	$30,340

GAAP interest income	$58,501	$50,039
GAAP interest expense	28,622	19,699
Subtract interest expense from:
Subordinated debentures	459	457
Convertible notes	438	2,784
Senior unsecured notes	1,603	—
Mortgages payable on real estate	7,157	310
Portfolio interest expense	18,965	16,148
Portfolio net interest income	$39,536	$33,891

The Company also advises the Staff that it will enhance its disclosures regarding average yield on interest earning assets, average portfolio financing cost and portfolio net interest margin in its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning with its Form 10-Q for the quarterly period ended June 30, 2022 in accordance with the Commission’s guidance on key performance indicators and metrics in Management’s Discussion and Analysis of Financial Condition and Results of Operations that became effective on February 25, 2020. The Company proposes to include disclosure substantially similar to the below at the beginning of the first paragraph under the heading “Portfolio Net Interest Margin”:

“We calculate portfolio net interest margin on our interest earning assets as the difference between our (i) yield on average interest earning assets, which represents the quotient of our annualized GAAP interest income relating to our interest earning assets and our average interest earning assets for the respective period, and (ii) our average portfolio financing cost, which represents the quotient of our annualized portfolio interest expense (a supplemental non-GAAP measure) relating to our interest earning assets and the average outstanding balance of our interest bearing liabilities, excluding our subordinated debentures, convertible notes, senior unsecured notes and mortgages payable on real estate, for the respective period. See “Non-GAAP Financial Measures” within this section below for additional information.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
July 27, 2022
We provide average yield on interest earning assets, average portfolio financing cost and portfolio net interest margin because we believe these key operating metrics provide investors and management with additional detail and enhance their understanding of our interest earning asset yields, in total and by investment category, relative to the cost of financing attributable to the financing instruments that directly and exclusively finance those assets, as well as underlying trends within our portfolio of interest earning assets. In addition to the foregoing, our management team uses these measures to assess, among other things, the performance of our interest earning assets in total and by asset, possible cash flows from our interest earning assets in total and by asset, our ability to finance or borrow against the asset and the terms of such financing and the composition of our portfolio of interest earning assets, including acquisition and disposition determinations. Our calculation of average yield on interest earning assets, average portfolio financing cost and portfolio net interest margin may not be comparable to similarly-titled measures of other companies who may use different calculations.”

Notes to Consolidated Financial Statements

7. Use of Special Purpose Entities (SPE) and Variable Interest Entities (VIE) Consolidated Real Estate VIEs, page F-38

2.We note your initial consolidation of certain joint venture entities during 2021 and the first quarter of 2022. Please tell us what consideration you gave to providing audited financial statements of the acquired entities and unaudited pro forma financial information. Reference is made to Rule 3-14 of Regulation S-X and Article 11 of Regulation S-X.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that it evaluated the significance of its investments in joint venture entities that are real estate operations in accordance with the requirements of Rule 3-14 of Regulation S-X (“Rule 3-14”) at the time of each Acquisition, including any Acquisitions that were under common control or management or for which an Acquisition was conditioned upon another to be a single Acquisition (each an “Acquisition” and collectively the “Acquisitions”). In its evaluation, the Company compared its investment in each Acquisition to the aggregate worldwide market value of the Company’s voting and non-voting common equity (the “Investment Test”) calculated in accordance with Rule 1-02 (w)(1)(i)(A)(3) of Regulation S-X (“the Company’s Average Common Equity”). The Company further advises the Staff that:

•for Acquisitions that occurred in the year ended December 31, 2021, in no case did the Company’s investment in a single Acquisition represent more than 20% of the Company’s Average Common Equity.

•the aggregate impact under the Investment Test of all Acquisitions and probable Acquisitions that occurred in the period from January 1, 2021 through the issuance of the Company’s audited financial statements on Form 10-K on February 25, 2022, represented 22.9% of the Company’s Average Common Equity.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
July 27, 2022
•for Acquisitions that occurred in the three months ended March 31, 2022, in no case did the Company’s investment in a single Acquisition represent more than 20% of the Company’s Average Common Equity. Moreover, the aggregate impact under the Investment Test of all Acquisitions and probable Acquisitions that occurred in the three months ended March 31, 2022 represented 14.2% of the Company’s Average Common Equity.

Based upon the foregoing, the Company determined that because each Acquisition comprised less than 20% of the Company’s Average Common Equity under the Investment Test, no single Acquisition met or exceeded the significance test under Rule 3-14 and therefore, the Company was not required to provide audited financial statements of the acquired entities in accordance with Rule 3-14. Additionally, the Company further determined that the aggregate impact under the Investment Test of all Acquisitions and probable Acquisitions that occurred in the year ended December 31, 2021 through the issuance of the Company’s audited financial statements on Form 10-K on February 25, 2022, or during the three months ended March 31, 2022, did not exceed 50% of the Company’s Average Common Equity and therefore, the Company was not required to provide unaudited pro forma financial information in accordance with Article 11.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (212) 792-0107.

Sincerely,

By:	/s/ Kristine R. Nario-Eng
Kristine R. Nario-Eng
Chief Financial Officer

cc: Jason T. Serrano, Chief Executive Officer and President
Christopher C. Green, Vinson & Elkins L.L.P.